Exhibit 12.1

Consolidated Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is calculated by dividing (i) income from continuing operations before income tax expense and fixed charges by (ii) fixed charges. For purposes of computing these ratios, earnings consists of income from continuing operations before income tax expense plus fixed charges. Fixed charges consists of interest expense on deposits and borrowings, amortization of deferred debt costs and one-third of rent expense, which approximates the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits. Fixed charges excluding interest on deposits consist of interest on borrowings, amortization of deferred debt costs and one-third of rent expense, which approximates the interest component of rent expense. Fixed charges including interest on deposits consist of the preceding items plus interest on deposits.

Years ended December 31 (in millions, except ratios)	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income tax expense	$380.6	$347.6	$369.3	$292.1	$128.4
Fixed charges including interest on deposits	135.5	132.3	120.7	141.3	139.3

Earnings including interest on deposits	516.1	479.9	490.0	433.4	267.7
Less interest on deposits	80.9	81.1	90.8	107.4	112.8

Earnings excluding interest on deposits	$435.2	$398.8	$399.2	$326.0	$154.9

Fixed charges:
Interest on deposits	$80.9	$81.1	$90.8	$107.4	$112.8
Interest on borrowings	37.8	34.7	15.4	21.1	17.0
Estimated interest component of rent expense	16.8	16.5	14.5	12.8	9.5

Fixed charges including interest on deposits	135.5	132.3	120.7	141.3	139.3
Less interest on deposits	80.9	81.1	90.8	107.4	112.8

Fixed charges excluding interest on deposits	$54.6	$51.2	$29.9	$33.9	$26.5

Ratio of earnings to fixed charges:
Excluding interest on deposits	7.97x	7.79x	13.35x	9.62x	5.85x
Including interest on deposits	3.81x	3.63x	4.06x	3.07x	1.92x